

S 02022485
Washington, D.C. 20549

S　　　　　E COMMISSION RECEIVED

Uf 4-18-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
hours per response......12.00

APR 1 2

152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1370 Avenue of the Americas - 31st Floor
(No. and Street)

New York　　　　　　　　NY　　　　　　　10019
(City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Stockfisch　　　　　　　　　　(212) 921-1028
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name - if individual, state last, first, middle name)

88 Froehlich Farm Boulevard　　　　Woodbury　　　　　NY　　　11797
(Address)　　　　　　　　　　　(City)　　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (05-01)　　Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Heiko Theime_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Thieme Securities Inc._____, as of __December 31_____, 20 __01____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

_Prs._____ APR 3 - 2002

Title

Notary Public APR 3. - 2002

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Indpendent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Marks Paneth & Shron LLP

*Certified Public Accountants
and Consultants*

Independent Auditors' Report

To the Stockholder of
Thieme Securities, Inc.
New York, New York

We have audited the accompanying Statement of Financial Position of Thieme Securities, Inc., (An S Corporation) as of December 31, 2001, and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thieme Securities, Inc. as of December 31, 2001, and the results of its operations, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital, computation for determination of reserve requirements and information relating to possession or control requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Marks Paneth + Shron LLP

February 7, 2002

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile   516 992 5800

Website www.markspaneth.com
*Associated worldwide
with Jeffreys Henry
International*

THIEME SECURITIES, INC.
(An S Corporation)

Financial Statements
and
Supplementary Information

December 31, 2001

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Financial Position

December 31, 2001

ASSETS		
Current Assets		
Cash	$	39,430
Due from clearing broker		64,421
Prepaid expenses		3,921
Miscellaneous receivable		2,500
Due from related parties		458,556
Total Current Assets		568,828
Other Assets		
Clearing deposit		102,332
TOTAL ASSETS		$ 671,160
LIABILITIES		
Accounts payable and accrued expenses	$	14,886
Corporate taxes payable		1,149
Total Liabilities		16,035
STOCKHOLDER'S EQUITY		
Common stock, $.10 par value, 10,000 shares		
authorized, issued and outstanding		1,000
Additional paid-in-capital		154,000
Retained earnings		500,125
Total Stockholder's Equity		655,125
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 671,160

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Income

For the Year Ended December 31, 2001

REVENUES	
Commission and fee income	$ 1,172,145
Interest	3,751
Expense reimbursement and other income	19,041
Total Revenues	1,194,937
EXPENSES	
Clearing execution and exchange charges	92,068
Commissions and trader fees	65,075
Quotation services	83,335
Travel and entertainment	70,347
Professional fees	67,011
Licenses and regulatory fees	5,732
Telephone	24,973
Administrative and overhead expenses	861,261
Interest expense	409
Insurance expense	424
Office supplies and expense	7,206
Total Expenses	1,277,841
Income (Loss) Before Income Taxes	(82,904)
Provision for Corporate Income Taxes	1,467
Net Income (Loss)	$ (84,371)

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2001

| | Common Stock | | Additional Paid-In- | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance - January 1, 2001	10,000	$ 1,000	$ 154,000	$ 588,596	$ 743,596
Net Income (Loss)				(84,371)	(84,371)
Sub S Distribution				(4,100)	(4,100)
Balance - December 31, 2001	10,000	$ 1,000	$ 154,000	$ 500,125	$ 655,125

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Statement of Cash Flows

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ (84,371)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from clearing broker	95,179
Decrease in prepaid expenses	1,232
Decrease in clearing deposit	2,249
Decrease in accounts payable and accrued expenses	(3,365)
Decrease in corporate taxes payable	(6,610)
Net Cash Provided by Operating Activities	4,314

CASH FLOWS FROM FINANCING ACTIVITIES:

Sub S distribution	(4,100)
Net Cash Used by Financing Activities	(4,100)
NET INCREASE IN CASH	214
CASH - January 1, 2001	39,216
CASH - December 31, 2001	$ 39,430

SUPPLEMENTARY INFORMATION:

Income taxes paid	$ 6,845
Interest expense paid	$ 409

The accompanying notes to financial statements are an integral part hereof.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Thieme Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). It clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company is also engaged in conducting private securities offerings for issues of corporate securities on a best efforts basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2:   RELATED PARTY TRANSACTIONS

The Company received commission income of approximately $750,000 from mutual funds which the Company's sole stockholder manages.

The Company pays an allocation of certain common office and administrative expenses to a corporation related by common ownership. Total expenses allocated to the Company during 2001 was $861,261. The Company made payments in prior years which exceeded the allocated expenses by $458,556 and is reported as due from related parties. No interest is charged on this balance.

THIEME SECURITIES, INC.
(An S Corporation)

Notes to Financial Statements

NOTE 3: PROVISION FOR CORPORATE INCOME TAXES

The Company elected to be treated as a Subchapter S Corporation for Federal and New York State purposes effective January 1, 1997. Therefore no provision has been made for Federal purposes, but a provision has been made for New York State and New York City income taxes as follows:

New York State Corporate Taxes	$ 418
New York City General Corporate taxes	1,049
	$ 1,467

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $192,022, which was $187,022 in excess of its required net capital. The Company's net capital ratio was 0.08 to 1.

THIEME SECURITIES, INC.
(An S Corporation)

Schedule of Computation of Net Capital

December 31, 2001

Total stockholder's equity		$ 655,125
Deductions:		
Receivables from non-customers	$ 2,500	
Receivables from related parties	458,556	
Haircuts on securities	2,047	463,103
Net Capital		$ 192,022
Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 16,035
Ratio of Indebtedness to Net Capital		0.08 to 1
Minimum Capital Required		$ 5,000
Excess of Net Capital Over Minimum Requirement		$ 187,022
Net Capital Per Computation Included in the Company's Unaudited FOCUS Report, Part IIA, filing at December 31, 2001		$ 189,647
Adjustment for change in accrued expenses		2,625
Net Capital, Per Above		$ 192,022

THIEME SECURITIES, INC.
(An S Corporation)

Computation for Determination of Reserve Requirements
Under Rule 15c-3-3 of the Securities and Exchange Commission

December 31, 2001

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

THIEME SECURITIES, INC.
(An S Corporation)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.



Marks Paneth & Shron LLP

Certified Public Accountants
and Consultants

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder of
Thieme Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements of Thieme Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

622 Third Avenue
New York, NY 10017-6701

Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide
with Jeffreys Henry
International

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 7, 2002